

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 17, 2010

Mr. Craig Wagenschutz
Chief Financial Officer
Megola, Inc.
704 Mara Street, Suite 111
Point Edward, Ontario N7V1X4

       Re: **Megola, Inc.**
              Form 10-K for Fiscal Year Ended July 31, 2009
              Filed November 27, 2009

              Forms 10-Q for Fiscal Quarter Ended April 30, 2010
              File No. 0-49815

Dear Mr. Wagenschutz:

       We have reviewed your response letter dated August 10, 2010 and your filings and have the following comments. As noted in our comment letter dated March 9, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2009

Note 4 Intangible asset- Distribution rights, page 29

1.   We note that you believe that the distribution rights for the Hartindo line of fire safety products have an estimated useful life of 40 years, based in part on your conclusion that there are no factors for obsolescence for the Hartindo product. We also note in your response that Mr. Hart left North America after attempts were made to reverse engineer the chemistry in the Hartindo product. Please tell us the nature of any patent protection of the chemistry for the Hartindo product in North America. Also, tell us how you evaluated the risk of reverse engineering by a potential competitor in your determination of obsolescence and useful life in light of the technology being originally introduced over twenty years ago.

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Please file all correspondence over EDGAR. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director